Nextdoorganics Inc.

A Rhode Island Corporation

Financial Statements

Jan 31, 2016

NAME Inc.

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS AS OF JANUARY 31, 2016 AND FOR THE PERIOD FROM FEBRUARY 1, 2014 TO JANUARY 31, 2016:	

NAME INC.
BALANCE SHEETS
As of January 31, 2016 and January 31, 2015

		31-Jan-15		31-Jan-16
ASSETS				
Current Assets:				
Cash	$	27,942	$	9,997
Accounts Receivable	$	10,330	$	22,702
Merchandise Inventory	$	27,594	$	64,500
Total Current Assets	$	65,866	$	97,199
Other Assets				
Fixed Assets - net of accumulated depreciation	$	16,501	$	32,400
Total Assets	$	82,367	$	129,599
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current and Long Term Liabilities:				
Accounts Payables	$	17,263	$	51,400
Officers Loans	$	14,260	$	24,200
Loans Payables	$	84,300	$	112,863
Convertible Notes	$	65,000	$	115,000
Total Current and Long Term Liabilities	$	180,823	$	303,463
Stockholders' Equity (Deficit)				
Capital Stock	$	26,000	$	45,500
Retained Earnings (Deficit)	$	(124,456)	$	(219,364)
Total Equity	$	(98,456)	$	(173,864)
Total Liabilities and Stockholders' Equity (deficit)	$	82,367	$	129,599

NAME INC.
STATEMENTS OF OPERATIONS
For the period from February 1, 2014 to January 31, 2016

		2014		2015
product sales	$	682,885	$	906,182
delivery fees collected	$	36,915	$	54,920
NET SALES	$	719,800	$	961,102
Cost of Sales				
Product Cost	$	430,402	$	567,167
Production Overhead	$	53,199	$	74,999
Delivery Cost	$	79,927	$	110,568
Total Cost of Sales	$	563,528	$	752,734
Gross Profits	$	156,272	$	208,368
Operating Expenses	$	214,819	$	283,526
Operating Income	$	(58,547)	$	(75,158)
Interest and Tax Expenses	$	10,016	$	19,750
Net Income	$	(68,563)	$	(94,908)

NAME INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the period from February 1, 2014 to January 31, 2016

Changes in Stockholders' Equity 2014

	Capital Stock		Retained Earnings		Total	
Beginning of the Year	$	1,000	$	(55,893)	$	(54,893)
Issuance of Capital Stock	$	35,000	$	-	$	35,000
Net Income	$	-	$	(68,563)	$	(68,563)
Distributions	$	-	$	-	$	-
End of Year	$	36,000	$	(124,456)	$	(88,456)

Changes in Stockholders' Equity 2015

	Capital Stock		Retained Earnings		Total	
Beginning of the Year	$	36,000	$	(124,456)	$	(88,456)
Issuance of Capital Stock	$	19,500	$	-	$	19,500
Net Income	$	-	$	(94,908)	$	(94,908)
Distributions	$	-	$	-	$	-
End of Year	$	55,500	$	(219,364)	$	(163,864)

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

Unaudited Financials

NAME INC.
STATEMENTS OF CASH FLOWS
For the period from February 1, 2014 to January 31, 2016

		2014		2015
Cash Flows from Operating Activities				
Net Income	$	(68,563)	$	(94,908)
Adjustments				
Depreciation Expense	$	11,099	$	5,220
Increase in Accounts Receivable	$	(2,990)	$	(12,372)
Decrease in Inventories	$	(21,562)	$	(36,906)
Increase in Accounts Payable	$	(4,210)	$	34,137
Net Cash Provided by Operating Activities	$	(86,226)	$	(104,829)
Cash Flows from Investing Activities				
Purchase of Property Plant & Equipment	$	18,000	$	21,119
Net Cash Used in Investing Activities	$	18,000	$	21,119
Cash Flows from Financing Activities				
Net change in Loans payable	$	32,729	$	38,503
Issuance of Common Stock	$	25,000	$	19,500
Issuance of Convertible notes	$	65,000	$	50,000
Net Cash Provided by Financing Activities	$	122,729	$	108,003
Net Increase/Decrease in Cash and Cash Equivalents				
Cash and Cash Equivalents, Beginning of Year	$	9,439	$	27,942
Cash and Cash Equivalents, End of Year	$	27,942	$	9,997

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

NAME INC.
NOTES TO THE FINANCIAL STATEMENTS
As of Jan 31, 2016 and for the period from February 1, 2014 to January 31, 2016

NOTE 1: NATURE OF OPERATIONS

Nextdoorganics Inc. (the "Company"), is a corporation organized February 11, 2011 under the laws of Rhode Island. The Company was formed to provide subscriptions of curated, locally grown produce to a member base of consumers and to operate a platform for the creation and management of individual physical hubs serving local communities of members. As of January 31, 2016, the Company has generated significant revenue from the original membership community and hub location in Brooklyn, NY and from a growing membership in Manhattan, but has not reached the break-even volume of sales necessary to generate positive operating profits or cash flow from operations. The Company's activities since inception have consisted of building the organization and processes and raising funds in order to support growth. The Company is dependent upon additional capital resources for the commencement of its growth marketing plans and is subject to significant risks and uncertainties; including failing to secure additional funding to accelerate growth and maintain operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company uses Feb-Jan as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts, and are based on upcoming orders which have been committed but not yet fulfilled. Due to the nature of our ordering process as a recurring weekly automatic charge, there are no associated allowances for doubtful accounts established as of January 31, 2016 or 2014.

NAME INC.
NOTES TO THE FINANCIAL STATEMENTS
As of Jan 31, 2016 and for the period from February 1, 2014 to January 31, 2016

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Inventory

The Company values inventory at purchase cost. Inventory items generally turn very quickly and changes in inventory values are re-calculated based on a periodic physical inventory reviews.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. There were no financial instruments outstanding as of January 31, 2016 and 2015.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NAME INC.
NOTES TO THE FINANCIAL STATEMENTS
As of Jan 31, 2016 and for the period from February 1, 2014 to January 31, 2016

Revenue Recognition

The Company recognizes revenue when: (1) customer has received the product; (2) Cash has been received or customer's credit card has been charged. Revenue for delivery charges is tracked independently from product revenue in order to track the profit or loss impact per this segment.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the financing activities in 2016 if successful. No offering costs were incurred during the years ended January 31, 2016 and 2015.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015 and 2014, the Company had potential deferred tax assets related to net operating loss carryforwards (NOL) of $94908 and $68563, as of January 31, 2016 and 2015, respectively. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the NOL's before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of January 31, 2016 and 2015. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended January 31, 2016 and 2015, the Company recognized no interest and penalties related to unrecognized tax benefits.

The Company files U.S. federal tax returns. As each year incurred a net operating loss, no taxes were due when the returns were filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: STOCKHOLDER'S EQUITY
As of January 31, 2016, the Company has 2,000 authorized and 1,174.34 Issued and outstanding. All shares are common shares and have no difference in rights. There is an additional $115,000 in convertible notes issued which will convert to equity when the Company raises $250,000 or more in additional financing. At the expected conversion, this will account for approximately 70 additional shares issued.

NAME INC.
NOTES TO THE FINANCIAL STATEMENTS
As of Jan 31, 2016 and for the period from February 1, 2014 to January 31, 2016

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated meaningful revenues or profits since inception, and has sustained net losses of $94,908 and $68,563 for the years ended January 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholder and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

During the years ending January 31, 2016 and 2015, there have been no related party transactions or open contracts.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

From 2014 - 2015, the Company's monthly burn rate increased from approx. $5,000 to approx. $8,000 as a result of increased fixed overhead costs associated with growing the local NY organization.

At the start of 2016 the Company has implemented a number of cost savings and operational efficiency improvements which have resulted in a lower break-even volume going forward. The effect of this is to stretch cash flow and minimize additional debt financing needed to continue operations.

1) The Company outsourced packing to a locally owned co-operative, which reduced fixed overhead burden
2) The Company outsourced Delivery and increased the price to the customer to reflect the full cost (in 2015, this represents over $100k of overhead cost and only approx. $50k in related revenue was collected)

NAME INC.
NOTES TO THE FINANCIAL STATEMENTS
As of Jan 31, 2016 and for the period from February 1, 2014 to January 31, 2016

3) The Company has temporarily stopped serving a number of delivery zones on the far end of the area that we had been serving where we were losing money due to the distance from our hub. These will be re-opened at a time when we have the right local community partner to service the area correctly.
4) The Company simplified customer service processes, eliminating $30,000 in salary redundancies
5) The Company has also implemented a $5 per package price increase

The net impact of these changes is that the break-even annual sales volume is now around $800k, down from $1.2M. The Company expects to surpass $1M in sales in 2016.

The Company has evaluated subsequent events through 05/11/2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.